U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

R. Bentley Offutt
11350 McCormick Road
Executive Plaza 3, Suite 903
Hunt Valley, Maryland  21031

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Statement for Month/Year

     March/2002

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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Table 1
Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Day/Year)

    a. 1/31/2002
    b. 3/13/2002
    c. 3/21/2002

3.  Transaction Code

    Code
    a. J (Accrued monthly under
         director compensation plan providing for $600 grant of shares per month at monthly closing price, shares to be issued annually in January)
    b. S (shares sold by spouse)
    c. S (shares sold by spouse)

4.  Securities Acquired (A) or Disposed of (D)

       Amount (A) or (D)    Price
    a.  1,785     A         $2.75-$5.29*
                                    * monthly closing prices at
                                    which grant accrued under
                                    director compensation plan
    b.    323     D         $5.25
    c. 24,677     D         $5.15

5.  Amount of Securities Beneficially Owned at
    The End of the Month

     2,945 Shares


6.  Ownership Form: Direct (D) or Indirect (I)

     D


7.  Nature of Indirect Beneficial Ownership

    n/a

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Table II
Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

A.    $2.75
B.    $2.75
C.    $3.34
D.    $2.78
E.    $4.45

3.  Transaction Date (Month/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted
E.  1/21/02 option granted

4.  Transaction Code

    Code
     A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

      One         A         option granted at market price

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A. 5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06
     E. 1/21/02 and 1/20/07

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares
     E. 2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

     5 options as specified above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a


Signature

/s/ R. Bentley Offutt
R. Bentley Offutt